Exhibit 21
BERNARD CHAUS, INC.
List of Subsidiaries

Name of Company	State of Incorporation/Formation

Bernard Chaus International (Hong Kong), Inc.	Delaware

Bernard Chaus International (Korea), Inc.	Delaware

Bernard Chaus International (Taiwan), Inc.	Delaware

Chaus Retail, Inc.	New Jersey

S.L. Danielle Acquisition, LLC.	New York

Cynthia Steffe Acquisition, LLC.	New York

Chaus Services, Inc.	Delaware